Exhibit A

KNOTT PARTNERS L.P.

485 Underhill Boulevard

Suite 205

Syosset, New York 11791-3419

David M. Knott, General Partner	Telephone: (516) 364-0303
Facsimile: (516) 364-0879

April 19, 2006

Mr. Thomas H. McLain

Chairman/President/CEO

NABI Biopharmaceuticals

5800 Park of Commerce Blvd. NW

Boca Raton, FL  33487

Dear Tom:

As you know, we have had three meetings with you over the past month, either in person or by telephone. We have listened carefully to your plans for NABI. Nonetheless we are not dissuaded from our belief that the shareholders of NABI would be best served if the company engages an investment banker to evaluate strategic alternatives for the company, including its possible sale.

From most shareholders’ perspectives, an investment in NABI has not been a profitable one. Indeed, the stock went public at $8.00 in 1969 and within the last three months traded at less than half that price. During the years of your management the company has on numerous occasions missed revenue projections and scientific milestones. In addition, it is our understanding that you have repeatedly ignored calls from major companies seeking to buy NABI. Why have you not, at least, listened to what they have to offer?

The shareholders of NABI have suffered enough. We strongly feel that now is the time that alternatives to the status quo must be considered. The first step in this process should be the hiring of an investment banker other than Lehman Brothers to seek ways to surface the value in NABI which we believe to be substantially higher than its present stock price.

Yours truly,

/s/ Anthony R. Campbell

Anthony R. Campbell
General Partner
Knott Partners Management, LLC